

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2018

William D. Schwieterman, M.D.
Chief Executive Officer
Mateon Therapeutics, Inc.
701 Gateway Blvd., Suite 210
South San Francisco, CA 94080

      Re: Mateon Therapeutics, Inc.
         Registration Statement on Form S-1
         Filed June 13, 2018
         File No. 333-225600

Dear Dr. Schwieterman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: Megan Gates, Esq.